UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  TEXXON, INC.
                 (Name of Small Business Issuer in its charter)

         OKLAHOMA                                      73-1554122
(State or other jurisdiction
of incorporation or organization)         (I.R.S. Employer Identification No.)

        331 East Chilton Drive
        Chandler, Arizona                            85225
        (Address of principal executive offices)     (zip Code)

                    Issuer's telephone number: (480) 926-5508

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

       Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

                 Information Required in Registration Statement

     Certain Forward-Looking Information. Certain statements included in this report which are not historical facts are forward-looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward-looking statements are based on current expectations, estimates, assumptions and beliefs of management. Words such as "expects," "anticipates," "intends," believes," "estimates" and similar expressions are intended to identify such forward-looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.

                                     PART I
Item 1.  Description of Business

     (a)  Business Development

          (1)  Form and year of organization

          Texxon, Inc. (the "Company") was incorporated in Oklahoma on October 6, 1998. The Company has been in the developmental stage since inception and has no operating history other than organizational matters until February of 2001.

          On February 22, 2001, the Company was granted a perpetual license to use a proven method of precious metal extraction that yields approximately 99% pure platinum metal from mineralized water. The precious metal extraction process is the result of over 10 years research and development by the inventor and owner of the process, Russell Twiford.

          On February 22, 2001, the Company signed a one-year joint venture agreement with PGM Corporation to construct and operate a pilot plant that has been designed to be a model of a larger production facility planned by the Company.

          On August 1, 2001, the Company leased a Pilot Plant facility at 331 East Chilton Drive, Chandler, AZ 85225, purchased equipment to continue the research and development, and begin limited production. The pilot plant now serves as the company's principal executive office. The pilot plant facility is approximately 5800 square feet, and allows room for simulation of production facility equipment.

          On August 22, 2001, the Company completed a private offering of 3,146,784 shares of common stock for $447,550.

          On August 31, 2001, the Company commenced a private offering of 1,000,000 shares of common stock at $0.50 per share.


          On October 18, 2001, the Company consulted a patent attorney to file a provisional patent for the process. To date the patent application is still under review by the attorney and has not been filed.

          On February 22, 2002, the one-year joint venture agreement with PGM expired. All parties to the joint venture agreement felt that the objectives of the joint venture had been achieved.

          As of February 28, 2002, the company has completed a series of test batches with widely varying results. Also, during the time since the license was issued, there have been two major revisions to the process and the research and development is still underway to achieve a process that is both stable and commercially viable.


          (2)  There   have  been  no   bankruptcy,   receivership   or  similar
          proceedings.

          (3) There has been no material reclassification, merger, consolidation or purchase or sale of assets not in the ordinary course of business.

     (b) Business of Company

          (1) Principal products or services and their markets

          The principal product of the Company is platinum. Platinum is a silvery metallic chemical element, a member of the six transition elements in Group VIII of the periodic table known collectively as the platinum group metals (ruthenium, rhodium, palladium, osmium, iridium, and platinum). Platinum has unique chemical and physical properties that make it essential in a wide range of industrial and environmental applications. It is also considered one of the finest of all jewelry metals. Over 20% of all consumer goods either contain platinum or are produced using platinum.

          Platinum is the rarest of the precious metals. According to Johnson Matthey, 191 tons of platinum were produced in 2001. More than 90% of all platinum supplies presently come from South Africa and Russia. Using traditional mining methods, approximately 10 tons of raw ore must be mined to produce one pure ounce of platinum.


          Over one-third of all platinum supplied to international markets each year is used in catalytic converters. Catalytic converter platinum consumption in developing nations rose from 5,000 ounces to over 120,000 ounces between 1985 and 1995. It is estimated that within 10 years, platinum consumption for catalytic converters in emerging-market economies will surpass the total now consumed in North America, Japan and Europe.

          The ability of platinum to inhibit cell growth has been exploited to treat various forms of cancer. Most testicular cancer patients are treated with platinum based drugs. The cure rate for this type of cancer has increased with the introduction of the platinum anti-cancer drug Cisplatin. Platinum is also used in medical equipment because of its biocompatibility, electrical conductivity and visibility on x-ray images. Platinum is used in the electrodes of pacemakers and on the tips of catheters. Platinum is used to manufacture acetaminophen, the most common non-aspirin pain reliever. A wide range of platinum group metal catalysts are used in the manufacture of a variety of drugs, including treatments for asthma, heart disease, epilepsy and bacterial infections.


          The Company has licensed a process to extract platinum from mineralized water that appears to contain no platinum when analyzed by fire assay. Fire assay is an industry standard method to determine platinum content in suspected ores and solutions. The process has several distinct steps, which are described in general terms so as not to disclose any proprietary information.


          Process


          1. Mineralized water is pumped to a process tank. Chemicals are added to precondition the water. Platinum dissolved in acid (Aqua Regia) is the added to the process tank. Further chemicals are added to the tank to precipitate the platinum out of solution.

          2. The process tank is filtered. The spent water is pumped through a series of bag filters and then a resin column to remove any remaining chemicals. The resultant water is then pumped to the drain.


          3. The precipitate is dried for a period of 12 hours. The dried precipitate is then dissolved in acid. A saturated chloride solution is added to the dissolved precipitate forming a platinum chloride.


          4. The chloride is washed and dried. The dried chloride is then placed in a kiln and allowed to heat to 1200 degrees F. The result is platinum sponge with a purity of 99% or greater. Platinum sponge is pure platinum metal in a spongy form that is derived from the reduction of platinum chloride. Platinum sponge is the final product from the process and will be sold to refiners previously identified by the company.


          (2)  Distribution methods of the products or services.


          Platinum produced by the process is not in its purest form. It will be sold to refining companies for further processing. The platinum sponge produced via the process may be less than 99.99% pure. Refiners will futher refine the product to the 99.99% pure form to sell on the metals market.


          (3)  Status of any publicly announced new product or service.

          The Company has made no public announcements.

          (4) Competitive business conditions and the Company's competitive position.

          There are platinum mining and processing operations located throughout the world. In addition to these operations there are a variety of companies that reclaim and re-refine platinum. All of these operations supply a world market that is estimated to exceed 5 million ounces per year. The precious metals market is well established and virtually any refiner will purchase the Company's production at market prices.

          (5) Sources and availability of raw materials and the names of principal suppliers.


          The primary raw material that the Company uses in the process is mineralized water. The Company has identified 300 acres of land with sufficient water resources and well capacities that have been tested for platinum. The land is either owned or leased by PGM Corporation.


          (6)  Dependence on one or a few major customers.


          Buyers of platinum are located throughout the world. The Company is able to sell to virtually any refiner and to any manufacturer that uses platinum.

          (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

          On February 22, 2001, the Company was granted a perpetual license to use the method of precious metal extraction by the inventor and owner of the process, Russell Twiford. The license agreement provides for a $500,000 license fee payable to the inventor after the successful raising of two million dollars by the company. The license agreement also provides a 5% royalty payable to the inventor based on platinum sales made by the company using the extraction process. A copy of the license agreement is included as exhibit 10.2.

          On February 22, 2001, the Company signed a one-year joint venture agreement with PGM Corporation to construct and operate a pilot plant that has been designed to be a model of a larger production facility planned by the Company. A copy of the joint venture agreement is included as exhibit 10.3.

          On August 1, 2001, the Company entered into written employee agreements with Gifford M. Mabie III and Mark L. Lindsey. The agreements are the same for each employee of the company. Copies of the agreements are included as exhibits 10.4 and 10.5 respectively.

          On August 31, 2001, the Company entered into a written consulting agreement with Dean Guise. Under the agreement, Dean Guise provided consulting services for compensation in common stock. A copy of the agreement is included as exhibit 10.8.

          On October 18, 2001, the Company consulted a patent attorney to file a provisional patent for the process. To date the patent application is still under review by the attorney and has not been filed.

          On February 22, 2002, the one-year joint venture agreement with PGM expired. All parties to the joint venture agreement felt that the objectives of the joint venture had been achieved.


          (8) Need for any government approval of principal products or services

          The Company is not aware of any government approval required for the product.

          (9) Effects of existing or probable governmental regulations on the business.


          The Company may require a mining permit from the State of Arizona for the operations and may require an Aquifer Protection Permit if it is determined that the processing facility discharges. (Arizona Revised Statutes (A.R.S.) 49-241 - 252)).

          A "discharge" (A.R.S. 49-201.12) means the addition of a pollutant from a facility either directly to an aquifer or to the land surface of the vadose zone in such a manner that there is a reasonable probability that the pollutant will reach an aquifer. In addition to the general definition above, the following are considered to be "discharging" facilities that require permits, unless exempted, or the director determines that the facility will be designed, constructed, and operated so that there will be no migration of pollutants directly to the aquifer of to the vadose zone.

          We believe that the process does not create any pollutants. The Company believes that an Aquifer Protection Permit will not be required.


          (10) Research and Development expenditures during each of the last two fiscal years.


          During the Fiscal Year ending 2000, the company did not conduct any research and development.

          During the Fiscal Year ending 2001, the company spent approximately $175,000 in research and development of the platinum recovery process. These expenses include, but are not limited to, the purchase of equipment, chemicals, platinum sponge and consulting fees paid by the company.


          (11) Costs and effects of compliance with environmental laws.


          The Company is currently using resin columns to remove any potential contaminants from the post-process water. The resin columns implement a bed of ion exchange resin, designed by the company the columns are leased from, to meet the discharge requirements for the Water Department of the City of Chandler, AZ where the pilot plant is located. Increasing the throughput of the columns would not significantly impact the financial viability of the Company.

          If it is determined by the Arizona Department of Environmental Quality
          (ADEQ) that an Aquifer Protection Permit (APP) is required, the Company will have to comply with the regulations and submit a permit application. The estimated costs to obtain an APP is estimated to be $75,000. The yearly maintenance and sampling requirements are estimated to be $7,500 per year.

          The Company has had the chemical waste stream analyzed by a waste disposal company. The chemical waste disposal for the Company is estimated to be $3,000 per month or $36,000 per year.


          (12) Number of total employees and number of full time employees.


          The Company currently has no full time employees. We have two part time employees. On August 1, 2001, we entered into written employment agreements with Gifford M. Mabie III and Mark L. Lindsey. For details about the employment agreements, see Item 7. Patents, Trademarks, Licenses, Royalty Agreements or Labor Contracts. Our employees are each engaged in other business activities, subject to the limitations of their respective employment agreements. Therefore, potential conflicts exist as the employees must divide their time and divide their efforts in areas that are common to research and development-stage companies.


     (c)  Reports to security holders

          The Company is voluntarily filing this Form 10-SB with the Securities and Exchange Commission. As a reporting company, we will be required to file quarterly and annual reports in addition to registration statements pursuant to the sale of stock or granting of options.

          The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

          The Company's website is http://www.texxoninc.com


Item 2.  Management's Discussion and Analysis or Plan of Operation.

     THIS REGISTRATION STATEMENT INCLUDES PROJECTIONS OF FUTURE RESULTS AND "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS THAT ARE INCLUDED IN THIS
REGISTRATION   STATEMENT,   OTHER  THAN

STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO THE FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WILL OCCUR, AND THAT THESE JUDGMENTS OR ASSUMPTIONS WILL PROVE CORRECT, THAT UNFORESEEN DEVELOPMENTS WILL NOT OCCUR OR THAT THE COMPANY'S ASSUMPTIONS CONCERNING FUTURE DEVELOPMENTS WILL NOT CHANGE.

     (a)  Plan of Operation

          (i)  Cash Requirements


          The Company's plan of operation for the next 12 months is to fund the acquisition of a license for the precious metal recovery technology. Provisions of the license agreement call for the company to pay the inventor, Russell Twiford, $500,000 upon successfully raising $2,000,000 or more. The company's plan is also to fund the expansion of the pilot and fund and operate a production facility.

          The Company will have to raise approximately $6,500,000 during the next 12 months to operate the pilot plant and construct and equip the processing facility.




          --------------------------------- -------------------- ----------------- ------------
          Description                       Reference            Schedule               Amount
          --------------------------------- -------------------- ----------------- ------------
          Technology License                License Agreement    II Compensation      $500,000
          --------------------------------- -------------------- ----------------- ------------
          Pilot Plant                                            Schedule A         $1,000,000
          --------------------------------- -------------------- ----------------- ------------
          Production Plant                                       Schedule B         $2,000,000
          --------------------------------- -------------------- ----------------- ------------
          Production Lines                                       Schedule C         $2,000,000
          --------------------------------- -------------------- ----------------- ------------
          Operating Capital and Materials                        Schedule C         $1,000,000
                                                                                    ----------
          --------------------------------- -------------------- ----------------- ------------
          Total                                                                     $6,500,000
          --------------------------------- -------------------- ----------------- ------------



          (ii) Research and Development objectives during the next 12 months are:

          1.   Verify the platinum recovery using water from different sources.
          2. Investigate alternative filtering methods to decrease the time required to filter platinum concentrate from the water.
          3. Investigate drying techniques to increase the yield from the platinum concentrate.
          4. Design remedial systems to insure that the production facility does not discharge improperly.
          5. Using the process described above, investigate the recovery of other platinum group metals.


          (iii) Any expected purchase or sale of plant and significant equipment


          The purchases of plant and equipment are described in Schedules A - C.


          (iv) Any expected significant changes in number of employees

          We do not expect any significant changes in the number of employees.

     (b) Management's Discussion and Analysis of Financial Condition and Results of Operations


          On February 22, 2001 the Company was granted a license to a platinum recovery process. Also on that date, the Company entered into a one-year joint venture with PGM Corporation, a company to which the inventor is the President and CEO. On February 22, 2002 the joint venture expired. All parties to the joint venture felt the objectives of the joint venture had been achieved.

          The Company completed a private offering on August 31, 2001. The proceeds from the offering allowed the Company to lease a facility and purchase equipment to begin pilot operations using the platinum recovery process. In October 2001, the Company consulted with a patent attorney to begin the process of filing a provisional patent application for the recovery process. To date the patent application has not been filed.

          As of February 28, 2002, the Company has completed a series of test batches with widely varying results at the pilot facility. Also, during the time since the license was issued, there have been two major revisions to the process and the research and development is still underway to achieve a process that is both stable and commercially viable.

          The plan of operation assumes that the production facility and two production lines will be constructed during the twelve-month period that the research described above is being conducted. The production facility requires no special construction. The Company has the alternative of leasing a building in an area zoned heavy industrial. The equipment required for the production lines are standard equipment and are available. There is no single piece of equipment that would require a lead-time of more than 90 days.


          Due to the nature of the business, management has decided to use only equity financing for the construction and operation of the pilot plant and production facility. Additional production lines will be constructed and equipped using funds from operations. The Company has elected to fund the acquisition of the license and construct the pilot plant first, report the results of pilot plant operation and then secure financing for the balance of the project.

          The metals markets are volatile. An increase in the price of platinum will increase the net sales of the Company and a decrease in the price of platinum will decrease the net sales of the company. Operating margins are such that the price of platinum would have to decrease to $150 per ounce before the projected costs of production would exceed the selling price.


Item 3  Description of Property.


The Company currently leases a pilot facility at 331 East Chilton Drive, Chandler, AZ 85225. Phone (480) 926-5508, fax (480) 926-0688. The lease is through a non-affiliated party to the company. The lease amount of $3986.16 is due on the 1st of the month. The current lease expires July 31, 2002.


Item 4  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as of this date, with respect to Common Stock of the Company owned by, the directors and officers of the Company, and other individuals who own more than 5% of the outstanding and voting Common Stock.





----------------- ------------------------------- -------------------- ------------------------- ------------------------
 Title of Class      Name of Beneficial Owner       Relationship to      Shares Beneficially        Percent of Class
                                                        Company                 Owned                  Outstanding
----------------- ------------------------------- -------------------- ------------------------- ------------------------
Common            Gifford Mabie III                Officer/Director                   1,000,000                    9.34%
----------------- ------------------------------- -------------------- ------------------------- ------------------------
Common            Mark Lindsey                     Officer Director                   1,000,000                    9.34%
----------------- ------------------------------- -------------------- ------------------------- ------------------------
Common            Dean Guise                       Beneficial Owner                     821,200                    7.67%
----------------- ------------------------------- -------------------- ------------------------- ------------------------
Common            Dr. Robert Yoe                   Beneficial Owner                   1,500,000                   14.01%
----------------- ------------------------------- -------------------- ------------------------- ------------------------




     (c)  Changes in Control


          There are no arrangements that may result in a change in control of the Company

Item 5  Directors and Executive Officers, Promoters and Control Persons.


     (a)  Identify directors and executive officers


          (1)  - (4) Names, Ages, Position and business experience


The following table sets forth information concerning the directors, and officers of the Company:

--------------------- ------- -------------------------------------------------
Name                  Age     Title
--------------------- ------- -------------------------------------------------
Gifford Mabie III         32  President, Director
--------------------- ------- -------------------------------------------------
Mark Lindsey              32  Vice President, Secretary and Treasurer, Director
--------------------- ------- -------------------------------------------------


Gifford Mabie III, age 32, has been President and Director of the Company since January 1, 2001. Prior to joining the Company, Mr. Mabie completed the Year 2000
(Y2K) Audit for Nissan Motor Manufacturing Corporation, the largest manufacturing facility (6 million square feet) under one roof in North America. This included the identification, obtaining of letters of compliance, verification, and testing of all the manufacturing equipment and systems in a total of 8 plants on the Smyrna, TN and Decherd, TN sites. He has nine years of experience in electrical engineering and experience in process design and automation. Most of the process and automation experience was split between The Coors Brewing Company in Memphis, TN and The Budweiser Brewery in Houston, TX. Mr. Mabie was previously the Engineering Sales Manager for an integration and engineering firm in Murfreesboro, TN. He holds a Bachelors of Science degree in Engineering Technology with a major in computer systems from Memphis State University.

Mark L. Lindsey, age 32, has been Vice President and Director of the Company since January 1, 2001. Prior to joining the Company, Mr. Lindsey has ten years of experience in industrial automation, process design and process automation. He was a Senior Project Engineer for five years with responsibilities including project definition, hardware design, control system specification and implementation, and management of staff Project Engineers. Mr. Lindsey was previously the Engineering Manager for an integration and engineering firm in Murfreesboro, TN. He holds a Bachelors of Science degree in Engineering Technology with a major in electrical engineering from Memphis State University.


          (5)  Other directorships

          None

     (b)  Key employees and technical consultants


          The following persons are key employees or technical consultants, but none of them is an officer or director:


          Russell H. Twiford, age 63, is the inventor of the precious metal extraction technology. Mr. Twiford has been involved in the research for the past 20 years that has resulted in the development of the technology. During this time he has assisted several mining companies in developing new techniques that improve the recovery of precious metals. He is also owner of Global Ventures, a private firm that offers laboratory and consulting services in the precious metals field. Global Ventures is recognized for capabilities to perform standard fire assays, wet chemical procedures, hydrogen furnace completions, and Atomic Absorption (AA) analysis. The firm also has grinding and pulverizing facilities. Mr. Twiford has been a consultant for Global Platinum + Gold, Inc. (GPGI) for over 18 years and developed the initial technology used by GPGI. He has completed specialized courses at the University of Wyoming and the University of Nebraska.

     (c)  Family relationships

          None

     (d)  Involvement in certain legal proceedings

          None

Item 6  Executive Compensation.

Mr. Mabie and Mr. Lindsey have been compensated for consulting services. It is anticipated that upon funding of the production facility, Mr. Mabie and Mr. Lindsey will each receive an annual salary and devote full time to the affairs of the Company.

     Summary compensation table




----------------------------------------------------------------------------------------------------------------------------------
                                                   SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------- ---------------------------------------- -----------------
                                                                                Long Term Compensation
-------------------------- ------ ------------------------------------- ----------------------------- ---------- -----------------
                                          Annual Compensation                      Awards              Payouts
-------------------------- ------ --------- --------- ----------------- ------------ ---------------- ---------- -----------------

           (a)              (b)     (c)       (d)           (e)             (f)            (g)           (h)           (i)
-------------------------- ------ --------- --------- ----------------- ------------ ---------------- ---------- -----------------
   Name and Principle      Year    Salary    Bonus      Other Annual    Restricted     Securities     LTIP          All Other
                                                                           Stock       Underlying
                                                        Compensation     Award(s)     Options/SARs    Payouts      Compensation
        Position                     ($)      ($)           ($)             ($)            (#)           ($)           ($)
-------------------------- ------ --------- --------- ----------------- ------------ ---------------- ---------- -----------------
Gifford M. Mabie III       2001   $0        $0        $35,000 (1)       $0           $0               $0         $0
CEO
-------------------------- ------ --------- --------- ----------------- ------------ ---------------- ---------- -----------------
Mark L. Lindsey            2001   $0        $0        $35,000 (2)       $0           $0               $0         $0
Vice Pres, Treasurer
-------------------------- ------ --------- --------- ----------------- ------------ ---------------- ---------- -----------------



(1)      $35,000 paid to Gifford M. Mabie III as a consulting fee.

(2)      $35,000 paid to Mark L. Lindsey as a consulting fee.

Item 7  Certain Relationships and Related Transactions

To this date, the Company has had no operating business and engaged in no transactions in which Mr. Mabie or Mr. Lindsey has had any direct or indirect material interest. Should the Company engage in any such transaction in the future, Mr. Mabie's and Mr. Lindsey's interest therein would arise only from his ownership of Common Stock of the Company and would receive no extra or special benefit that was not shared equally (pro rata) by all holders of Common Stock of the Company.

Item 8 Description of Securities

Common Stock


The Company is authorized to issue 45,000,000 shares of Common Stock, $0.001 par value per share, of which 10,704,784 shares were issued and outstanding as of December 31,2001. The holders of outstanding Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The Company has no present intention of paying dividends on its Common Stock. Upon liquidation, dissolution or winding up of the Company, and subject to the priority of any outstanding Preferred Stock, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock at the time outstanding. No holder of shares of Common Stock has a preemptive right to subscribe to future issuances of securities by the Company. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to stockholders.


Preferred Stock


The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which no shares are issued and outstanding. The Company's Board of Directors is authorized to issue the Preferred Stock in one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividends rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting rights of the holders of Common Stock and could have certain anti-takeover effects.

Registration Rights

The outstanding shares of Common Stock have certain registration rights described in Part II, Item 1.

ANTI-TAKEOVER PROVISIONS

The Company may become subject to the anti-takeover provisions of Section 203 of the Oklahoma General Corporation Law. In general, such statute prohibits a publicly-held Oklahoma corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person become an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

The Company acts as its own transfer agent for its Common Stock.


                                    PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.


(a)  Market Information


     (1) The Company's Common Stock is currently not traded on any public trading market. Management does not currently anticipate that any market for its Common Stock will develop until such time, if any, as the Company has successfully implemented its business plan.


     (2)  (i) Stock Options

               On January 1, 2001, the Company issued to its officers options to purchase a total of 1,500,000 shares of the Company's common stock at an exercise price of $0.001 per share. These options expire ten years from the date of grant and are only exercisable upon the completion of the 1st quarter of profitable production plant operation.

               On January 1, 2001, the Company granted certain consultants options to purchase up to 2,000,000 shares of the Company's common stock at an exercise price of $0.001. These options are exercisable only after the Company's common stock has been trading for thirty days on a listed exchange or on the OTC Bulletin Board. These options expire in ten years from the date of grant.

          (ii) Of the 10,704,784 shares of common stock issued and outstanding as of December 31, 2001, 10,704,784 are not eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act until one year from the date of issuance. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock to be sold for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

(b)  Holders

     At December 31, 2001, there were 10,704,784 shares of Common Stock issued and outstanding and held of record by 48 stockholders.

(c)  Dividends

     The Board has not declared and does not anticipate declaring any dividends.


Item 2  Legal Proceedings


The Company is not subject to any pending legal proceedings.


Item 3  Changes in and Disagreements with Accountants


None


Item 4  Recent Sales of Unregistered Securities


The Company issued 3,000,000 shares of its common stock at par value to its founders in exchange of subscriptions during 2000. During 2001, the subscriptions were paid in full in cash. In addition, the Company issued 3,500,000 shares of its common stock at par value to its founders on June 1, 2001. The shares were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.

In August 2001, the Company sold 3,146,784 shares of common stock for aggregate consideration of $447,550 under a private offering. The shares were sold without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.

In August 2001, the Company issued 25,000 shares with a basis of $.14 a share for a Toshiba Phone System valued at $3,500.

In August 2001, the Company issued 1,000,000 shares with a basis of $.14 a share for consulting services. The consulting services were valued at $140,000.


As of December 31, 2001 the company has sold another 33,000 shares of common stock for aggregate consideration of $16,500 under another private offering. The shares were sold without registration in reliance upon the exemption provided by
Section 4(2) of the Securities Act.

Item 5.  Indemnification of Directors and Officers

The Company's Certificate of Incorporation (the "Certificate") and Bylaws include provisions that eliminate the directors' personal liability for monetary damages to the fullest extent possible under Oklahoma Law or other applicable law (the "Director Liability Provision"). The Director Liability Provision eliminates the liability of directors to the Company and its stockholders for monetary damages arising out of any violation by a director of his fiduciary duty of due care. Under Oklahoma Law, however, the Director Liability Provision does not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or any transaction from which the director derived an improper benefit. Furthermore, pursuant to Oklahoma Law, the limitation on liability afforded by the Director Liability Provision does not eliminate a director's personal liability for breach of the director's duty of due care. Although the directors would not be liable for monetary damages to the corporation or its stockholders for negligent acts or omissions in exercising their duty of due care, the directors remain subject to equitable remedies, such as actions for injunction or rescission, although these remedies, whether as a result of timeliness or otherwise, may not be effective in all situations. With regard to directors who also are officers of the Company, these persons would be insulated from liability only with respect to their conduct as directors and would not be insulated from liability for acts or omissions in their capacity as officers.

Oklahoma Law provides a detailed statutory framework covering indemnification of directors, officers, employees or agents of the Company against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors, officers, employees or agents. Section 145 of the Oklahoma General Corporation Law ("Section 145") provides that a director, officer, employee or agent of a corporation (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful), and
(iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director has been adjudged liable to the corporation.

Oklahoma Law also permits a corporation to elect to indemnify its officers, directors, employees and agents under a broader range of circumstances than that provided under Section 145. The Certificate contains a provision that takes full advantage of the permissive Oklahoma indemnification laws (the "Indemnification Provision") and provides that the Company is required to indemnify its officers, directors, employees and agents to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary, provided, however, that prior to making such discretionary indemnification, the Company must determine that the person acted in good faith and in a manner he or she believed to be in the best interests of the Company and, in the case of any criminal action or proceeding, the person had no reason to believe his or her conduct was unlawful.

In furtherance of the objectives of the Indemnification Provision, the Company may also enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's
Certificate and Bylaws. Such indemnification agreements may be necessary to attract and retain qualified directors and executive officers.

The inclusion of provisions limiting the liability of the Company's officers and directors may have the effect of reducing the likelihood of derivative litigation against the officers and directors in the future and may discourage or deter stockholders or management from bringing a lawsuit against the officers and directors for breach of their duty of care, even though such action, if successful, might otherwise have benefited the Company and its stockholders.


                                    PART F/S

The financial statements and supplemental data required by Item 310 of Regulation S-B are attached hereto

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TEXXON, INC.


                                By:
                                ------------------------------------------

                                Gifford Mabie III, President and CEO

                                Dated:  February 28, 2002

                                    PART F/S



Report of Independent Auditors




To the Board of Directors and Stockholders
Texxon, Inc.
Chandler, Arizona

We have audited the accompanying balance sheet of Texxon, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Texxon, Inc. as of and for the year ended December 31, 2000 and for the period from inception to December 31, 2000, were audited by other auditors whose report dated May 4, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Texxon, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the Company is a development stage company with insufficient revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ RODEFER MOSS & COMPANY, PLLC
--------------------------------

Knoxville, Tennessee
January 7, 2002




                                  TEXXON, INC.
                          (A Development Stage Company)
                                 Balance Sheets
                           December 31, 2001 and 2000



ASSETS                                                                              2001                  2000

                                                                           -----------------------  ------------------

Current Assets
  Cash                                                                    $                 2,697  $                -
  Inventory                                                                                 6,503
  Prepaid expenses                                                                        100,082                   -

                                                                           -----------------------  ------------------


                                                    Total Current Assets                  109,282                   -

Property, Plant & Equipment, net
  Manufacturing equipment                                                                  71,355                   -
  Automobiles                                                                              29,000                   -
  Office equipment                                                                         19,684                   -
  Accumulated depreciation                                                                (6,804)                   -


                                                                           -----------------------  ------------------


                                                                                          113,235                   -

Other Assets
  Deposits                                                                                  6,375                   -
  Technology license, net of amortization                                                 490,196                   -

                                                                           -----------------------  ------------------


                                                                          $               719,088  $                -

                                                                           =======================  ==================




LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Trade payables                                                                           12,912                   -
  License fee payable                                                     $               475,000  $                -

                                                                           -----------------------  ------------------


                                                       Total Liabilities                  487,912                   -

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value; 5,000,000 shares
     authorized; none issued or outstanding                                                     -                   -
  Common stock, $.001 par value; 45,000,000 shares
     authorized; 10,704,784 and 3,000,000 shares issued and outstanding                    10,705               3,000
  Common stock receivable                                                                       -             (3,000)
  Additional paid-in capital                                                              599,845                   -
  Deficit accumulated during the development stage                                      (379,374)                   -

                                                                           -----------------------  ------------------


                                              Total Stockholders' Equity                  231,176                   -


                                                                           -----------------------  ------------------

                                                                          $               719,088  $                -


                                                                           =======================  ==================




See Notes to Financial Statements.




                                  TEXXON, INC.
                          (A Development Stage Company)
                            Statements of Operations
           Years Ended December 31, 2001 and 2000 and the Period From
            October 6, 1998 (Date of Inception) to December 31, 2001




                                                                                                 October 6, 1998
                                                     Year Ended             Year Ended           (Inception) to
                                                  December 31, 2001      December 31, 2000      December 31, 2001
                                               ----------------------- --------------------- ----------------------


EXPENSES
Platinum and chemical purchases                $               10,565  $                   - $               10,565
Other operating expenses                                      369,780                      -                369,780

                                                ---------------------- --------------------- ----------------------


                                                              380,345                      -                380,345

OTHER INCOME (EXPENSE)
Interest income                                                   971                      -                    971

                                                ---------------------- --------------------- ----------------------


 Net loss                                      $              379,374  $                   - $              379,374


                                                ====================== ===================== ======================




 Weighted average shares outstanding                        6,667,698              3,000,000              2,427,292

                                                ====================== ===================== ======================



 Earnings (loss) per share, basic and diluted  $               (0.06)$                  0.00 $               (0.16)

                                                ====================== ===================== ======================










See Notes to Financial Statements.




                                  TEXXON, INC.
                          (A Development Stage Company)
                  Statements of Changes in Stockholders' Equity
           Years Ended December 31, 2001 and 2000 and the Period From
            October 6, 1998 (Date of Inception) to December 31, 2001



                                                                                                             Deficit
                                                                                                           Accumulated
                                                                              Additional      Common       During the
                                   Preferred Stock        Common Stock         Paid-In        Stock        Development

                                  ------------------- -----------------------

                                  Shares    Amount      Shares      Amount     Capital      Subscribed        Stage         Total

                                  -------- ---------- ------------ ----------- ----------- ------------- ----------------- ---------


Balance at inception
  (October 6, 1998)                     - $        -            - $        -$           - $           - $              -$          -

Common stock issued to
  founders - January 2000               -          -    3,000,000      3,000            -       (3,000)                -           -


                                  -------- ---------- ------------ ----------- ----------- ------------- ----------------- ---------



Balance at December 31, 2000            -          -    3,000,000      3,000            -       (3,000)                -           -

Payment on subscription                 -          -            -          -            -         3,000                -       3,000

Options to non-employees - January      -          -            -          -        3,500             -                -       3,500

Common stock issued to
  founders - June                       -          -    3,500,000      3,500            -             -                -       3,500

Common stock issued in
  private placement -
       July                             -          -    2,209,929      1,210      308,180             -                -     309,390
       August                           -          -      936,855      1,937      129,223             -                -     131,160
       September                        -          -       25,000         25       12,475             -                -      12,500
       October                          -          -        8,000          8        3,992             -                -       4,000

Common stock issued for
  consulting services - August          -          -    1,000,000      1,000      139,000             -                -     140,000

Common stock issued for
  phone system - August                 -          -       25,000         25        3,475             -                -       3,500

Net loss for the year ended                        -            -          -            -             -
December 31, 2001 and cumulative
net loss since inception                -                                                                      (379,374)   (379,374)

                                  -------- ---------- ------------ ----------- ----------- ------------- ----------------- ---------



Balance, December 31, 2001              - $        -   10,704,784 $   10,705$     599,845 $           - $      (379,374)$    231,176

                                  ======== ========== ============ =========== =========== ============= ================= =========










See Notes to Financial Statements.




                                  TEXXON, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
           Years Ended December 31, 2001 and 2000 and the Period From
            October 6, 1998 (Date of Inception) to December 31, 2001



                                                           Year Ended         Year Ended          October 6, 1998
                                                          December 31,       December 31,          (Inception) to
                                                              2001               2000            December 31, 2001

                                                        ------------------ ------------------ -------------------------

Operating Activities:
 Net loss                                              $        (379,374) $                - $               (379,374)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
  Depreciation & amortization expense                              16,608                  -                    16,608
  Value of common stock and options issued for services            43,418                  -                    43,418
  Changes in operating assets and liabilities:
  Inventory                                                       (6,503)                  -                   (6,503)
  Accounts payable                                                 12,912                  -                    12,912
  Payments on license fee                                        (25,000)                  -                  (25,000)

                                                        ------------------ ------------------ -------------------------


    Net Cash Used in Operating Activities                       (337,939)                  -                 (337,939)

                                                        ------------------ ------------------ -------------------------


Investing Activities:
 Deposits                                                         (6,375)                  -                   (6,375)
 Purchase of property and equipment                             (116,539)                  -                 (116,539)

                                                        ------------------ ------------------ -------------------------


   Net Cash Used in Investing Activities                        (122,914)                  -                 (122,914)

                                                        ------------------ ------------------ -------------------------


Financing Activities:
 Sales of common stock                                            463,550                  -                   463,550

                                                        ------------------ ------------------ -------------------------


   Net Cash Provided by Financing Activities                      463,550                  -                   463,550

                                                        ------------------ ------------------ -------------------------


Increase in Cash                                                    2,697                  -                     2,697

Cash, beginning of period                                               -                  -                         -

                                                        ------------------ ------------------ -------------------------


Cash, end of period                                    $            2,697 $                - $                   2,697

                                                        ================== ================== =========================







  In transactions not requiring cash in 2001, the Company issued stock and options valued at $143,500, of which $100,082 was prepaid at December 31, 2001.






See Notes to Financial Statements.

                                  TEXXON, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations Texxon, Inc. ("Texxon" or "the Company") is a development stage company that owns the exclusive worldwide license to a proprietary process for the extraction of platinum group metals.

Development Stage Operations The Company was incorporated on October 6, 1998 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and acquiring the exclusive license.

Cash and Cash Equivalents The Company considers highly liquid investments with initial maturities of three months or less to be cash equivalents.

Income Taxes The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse. The primary temporary differences that give rise to deferred tax assets are net operating loss carryforwards.

Property and Equipment Depreciation is primarily determined using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized while maintenance and repairs are expensed as incurred. Depreciation in 2001 was $6,804.

Inventory Inventory consists of platinum on hand and is stated at the lower of cost (using the first-in, first-out method) or market.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation The Company measures its equity transactions with non-employees using the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." Under the provisions of SFAS 123, the Company recognizes as a cost or expense, the fair value of stock awards and options to non-employees at the date of grant. The Company continues to use the intrinsic value approach as prescribed by APB Opinion No. 25 in measuring equity transactions with employees.

Earnings (Loss) per Share The Company presents "basic" earnings (loss) per common share and, if applicable, "diluted" earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic earnings (loss) per common share is calculated by dividing net income or loss applicable to common stock by the weighted average number of common shares outstanding during each period.

Non-Cash Equity Transactions Goods and services acquired through the issuance of common stock are valued by the directors on the date of the transaction.

                                  TEXXON, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


NOTE 2--LICENSED TECHNOLOGIES

On February 22, 2001, the Company signed a License Agreement with Russell Twiford, the inventor of a proprietary method for the extraction of platinum group metals. Provisions of the agreement call for the Company to pay Twiford $500,000 upon successfully raising $2,000,000 or more. Accordingly, the Company has recorded the license at $500,000 based on its expectations of meeting the funding threshold. During the period ended December 31, 2001, the Company recorded amortization expense of $9,804 using the straight-line method of amortization over a 17-year life.

NOTE 3--JOINT VENTURE AGREEMENT

On February 22, 2001, the Company signed a Joint-Venture Agreement ("Joint Venture") calling for PGM Corporation ("PGM"), whose principal owners include Twiford, to construct and operate a pilot plant as a model of a larger production facility planned by the Company.

Early in the Joint Venture, the parties to the agreement ceased formal attempts at compliance with its terms. As a result, the Company's financial statements at December 31, 2001 and for the periods then ending include all costs incurred in the operation of the pilot plant.

NOTE 4--COMMITMENTS AND CONTINGENCIES

Future Royalty Obligations Under Exclusive License Agreements The Company agreed to pay Russell Twiford a royalty equal to five percent (5%) of net sales of products in consideration for the license of the proprietary extraction method.

The Company leases its facility under an operating lease dated July 20, 2001 that calls for monthly payments of $3,908. Included in rent expense for the year ended December 31, 2001 and the period from inception to December 31, 2001 was $19,540. The lease term extends until July, 2002. Future minimum lease payments are approximately $28,000.

NOTE  5 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and accounts payable are carried at cost, which is a reasonable estimate of fair value. License fee payable is stated at cost, less applied payments. to satisfy the obligation, which, based on the Company's expectations of meeting the funding threshold in the near-term, is a reasonable estimate of fair value.

NOTE 6--INCOME TAXES

As of December 31, 2001, the Company had net operating loss ("NOL") carryforwards of approximately $380,000 available to reduce future federal and state taxable income. These NOL carryforwards, which comprise the only significant element of the deferred tax asset, will expire in 2021. Due to uncertainties related to the extent and timing of its future taxable income (Note 8), the Company has offset the deferred tax assets of $148,000, as of December 31, 2001, by an equivalent valuation allowance.

                                  TEXXON, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001

NOTE 6--INCOME TAXES

Below is a reconciliation of deferred tax benefit for the year ended December 31, 2001 and the period from October 6, 1998 (inception) to December 31, 2001 to amounts that would be computed using the federal rate of 34%.

                Deferred tax benefit (expense):
                Expected benefit at federal rate        $125,250
                Expected benefit at state rate            22,750
                                                        --------
                                                         148,000
                Increase in valuation reserve           (148,000)
                                                        --------
                                                              -
                                                        ========


NOTE 7--STOCKHOLDERS' EQUITY

Texxon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 10,704,784 shares were outstanding as of December 31, 2001. Texxon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding.

Voting and Preemptive Rights Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Voting rights are non-cumulative. No preemptive rights extend to common stockholders to subscribe for or to purchase any stock, obligations or other securities of Texxon.

Liquidation Rights Upon any liquidation, dissolution or winding up of Texxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Texxon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Texxon's Preferred Stock. Preferred stock preferences, if any, will be fixed by the Company's board of directors at the time of issuance.

Common Stock Transactions The Company issued 3,000,000 shares of its common stock at par value to its founders in exchange for subscriptions during 2000. During 2001, the subscriptions were paid in full in cash. In addition, the Company issued 3,500,000 shares of its common stock at par value to its founders on June 1, 2001.

On August 22, 2001, the Company completed a private offering of common stock, resulting in the issuance of 3,146,784 shares for $447,550 ($.14/share). On August 28, 2001, the Company issued 1,000,000 shares, valued at $140,000 ($.14/share) to consultants in exchange for services. In September and October 2001, the Company initiated a private offering of common stock and issued 33,000 shares for $16,500 ($.50/share).

Stock Options On August 28, 2001, the Company adopted a stock option plan (the "Plan"). Under the Plan, incentive stock options (ISOs) may be granted to the Company's officers, key employees and key advisors for the purchase of up to 3,000,000 shares of the Company's common stock. Scheduled vesting is at the discretion of the Plan's committee, and expiration dates for the grants may extend up to ten years from grant date. The exercise prices of the ISOs shall be not less than 100%, of the fair market value of the Company's common stock at grant date.

On January 1, 2001, the Company issued to its officers options to purchase a total of 1,500,000 shares of the Company's common stock at an exercise price of $0.001 per share. These options expire ten years from the date of grant and are only exercisable upon the completion of the first quarter of profitable production plant operation.

Also in January, 2001, the Company granted certain consultants options to purchase up to 2,000,000 shares of the Company's common stock at an exercise price of $0.001. These options are exercisable only after the Company's common stock has been trading for thirty days on a listed exchange or on the OTC Bulletin Board. These options also expire in ten years from the date of grant.

                                  TEXXON, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


NOTE 7--STOCKHOLDERS' EQUITY (continued)

Under the provisions of SFAS 123, the Company recognizes as a cost or expense, the fair value of stock awards and options to non-employees at the date of grant. Accordingly, the Company recognized expense of $3,500 associated with the grants during 2001.

Using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001: 500% volatility, expected life of the options of five years, zero dividend yield, and risk-free interest rate of 5.50%, the weighted average grant date fair value of options granted during 2001, all of whose exercise prices equaled or exceeded market value of the stock at date of grant, is $3,500, and the weighted average remaining contractual life for all options was approximately ten years. At December 31, 2001, no options were exercisable, no options were canceled, 3,500,000 options were outstanding, and there were 3,000,000 options available for grant.

NOTE 8--UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not yet established sources of revenues sufficient to fund the development of business and pay current operating expenses. Management intends to provide the necessary development and operating capital through sales of its common stock and commencement of sales of the licensed product. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital and commence sales of the licensed product. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                    Part III

                      Index to and Description of Exhibits

------- ------------------------------------------------------------------------
Exhibit
------- ------------------------------------------------------------------------
Number  Description of Exhibit
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
          3.1  Articles of Incorporation dated October 6, 1998
------- ------------------------------------------------------------------------
   3.2  By-laws of Texxon, Inc. adopted October 6, 1998
------- ------------------------------------------------------------------------
  10.1  Texxon, Inc. 1998 Incentive Stock Option Plan
------- ------------------------------------------------------------------------
  10.2  License Agreement dated February 22, 2001
------- ------------------------------------------------------------------------
  10.3  Joint Venture Agreement dated February 22, 2001
------- ------------------------------------------------------------------------
  10.4  Employee Agreement for Gifford M. Mabie III dated August 1, 2001
------- ------------------------------------------------------------------------
  10.5  Employee Agreement for Mark L. Lindsey dated August 1, 2001
------- ------------------------------------------------------------------------
  10.6  Indemnification Agreement for Gifford M. Mabie III dated August 1, 2001
------- ------------------------------------------------------------------------
  10.7  Indemnification Agreement for Mark L. Lindsey dated August 1, 2001
------- ------------------------------------------------------------------------
  10.8  Dean Guise Agreement dated August 28, 2001
------- ------------------------------------------------------------------------